Exhibit 99.1

News

FOR IMMEDIATE RELEASE

Bank of Montreal Completes $400 Million Preferred Share Issue

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

TORONTO, September 17, 2018 – Bank of Montreal (TSX, NYSE: BMO) today announced it has closed its domestic public offering of Non-Cumulative 5-Year Rate Reset Class B Preferred Shares Series 44 (Non-Viability Contingent Capital (NVCC)) (the “Preferred Shares Series 44”). The offering was underwritten on a bought-deal basis by a syndicate of underwriters led by BMO Capital Markets. Bank of Montreal issued 16 million Preferred Shares Series 44 (which includes Preferred Shares Series 44 issued pursuant to the exercise in full of an underwriters’ option to acquire up to 4,000,000 Preferred Shares Series 44 as part of the offering) at a price of $25.00 per share to raise gross proceeds of $400 million.

The Preferred Shares Series 44 were issued under a prospectus supplement dated September 10, 2018, to the Bank’s short form base shelf prospectus dated May 23, 2018. Such shares will commence trading on the Toronto Stock Exchange today under the ticker symbol BMO.PR. E.

The Preferred Shares Series 44 have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”), and may not be offered, sold or delivered directly, or indirectly, in the United States absent registration or an applicable exemption from the registration requirements of the U.S. Securities Act. This news release shall not constitute an offer to sell or a solicitation of an offer to buy such securities in the United States or in any other jurisdiction where such offer is unlawful.

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For News Media Enquiries:

Paul Gammal, Toronto, paul.gammal@bmo.com, (416) 867-3996

For Investor Relations Enquiries:

Jill Homenuk, Toronto, jill.homenuk@bmo.com, (416) 867-4770

Christine Viau, Toronto, christine.viau@bmo.com, (416) 867-6956

Internet: www.bmo.com